

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 9, 2010

via U.S. mail and facsimile

Mr. Stanislav A. Ploschenko
Senior Vice President - Finance
Mechel OAO
Krasnoarmeyskaya Sreet1
Moscow 125993, Russian Federation

      RE: Mechel OAO
             Form 20-F for the Fiscal Year Ended December 31, 2009
             Filed on April 26, 2010
             File No. 1-32328

Dear Mr. Ploschenko:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John Cash
                    Accounting Branch Chief